November 15, 2010

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OriginOil, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-K for the Fiscal Year Ended June 30, 2010 File No. 333-147980

Dear Mr. O’Brien:

On behalf of our client, OriginOil, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 27, 2010 (the “Comment Letter”) with respect to the above-referenced reports. In order to facilitate your review, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.

Form 10-K for the Fiscal Year Ended December 31, 2009 General

1.           In future filings, please define each of the industry and scientific terms that you use in your report (e.g., the terms "shielded wave guide system" and "hydroponically").

In future filings, the Company will avoid or define industry and scientific terms in the Company’s reports.

Item 1. Description of Business, page 1

2. Your business discussion currently implies that favorable outcomes are likely or will inevitably result from the production and use of your technology. However, we note your risk factor disclosure on page eight indicating that "[t]he technologies [you] will use to transform algae into a new form of oil have never been utilized on a commercial basis" and that "[a]l] of the tests conducted to date by [you] with respect to the technology have been performed in a limited scale environment and the same or similar results may not be obtainable at competitive costs on a large-scale commercial basis." In future filings, please revise your disclosure to more accurately reflect the current stage of your development and provide a more balanced characterization of your business and prospects. In doing so, please provide clear disclosure regarding the status of your technology, whether proven or unproven and at what level, whether it has been subject to peer review and criticism and, if it has, provide a materially complete summary of that review and criticism, and the nature of the results from the tests you have already conducted. In this regard, we also note your disclosure on page six under the heading "Competitors" indicating that you have not yet completed a prototype of your technology.

In future filings, the Company will revise its disclosure to more accurately reflect the current stage of the development of its technology and provide a more balanced characterization of its business and prospects.

3. In future filings, please disclose the basis or source for each of the factual assertions you make regarding your technology and industry.

In future filings, the Company will disclose the basis or source for each of the factual assertions made regarding its technology and industry

4. We note that you repeat disclosure throughout this section. In future filings, please delete this repetitive text.

In future filings, the Company will delete repetitive text

5. In future filings, please indicate whether you are required to obtain government approval for the production, distribution, and/or use of your technology. If so, please describe the steps in the applicable government approval process, including your estimate of the amount of time necessary to complete each step, and identify your status within this process. See Item 101(h)(4)(viii) of Regulation S-K.

The Company’s business model is based on licensing its technology to Original Equipment Manufacturers (OEMs) who will build, install and operate algae production systems in varied applications for bio-fuels, bio-chemicals, and animal feed and human nutritional feedstocks.  The Company is not in the business of producing and marketing oil or fuel, based on algae, as an end product, nor of building machinery for customers to build refining plants.  As a result, the Company will not be required to obtain government approval for the production, distribution, and/or use of its technology.

6. In future filings, please expand your disclosure to address the direct and indirect costs associated with your process for producing oil from algae (e.g., the cost to produce one gallon of oil, the energy and raw materials required, etc.). In doing so, please address how your process compares economically to other biofuels, such as corn, soy or nut-based biofuels as well as traditional petroleum. To the extent you believe that they are material to your proposed business, please also address any environmental issues associated with your process (e.g., generation of waste products, water usage and contamination, production of greenhouse gases, etc.). Finally, please consider whether it would be appropriate to revise and expand your Management's Discussion and Analysis disclosure to address the impact of these issues on your results of operations and liquidity.

The Company is not in the business of producing and marketing oil or fuel, based on algae, as an end product, nor of building machinery for customers to build production facilities or refining plants.  The direct and indirect costs associated with its process for producing oil from algae and other biofuels, therefore, is not relevant to the Company’s business.

Organizational History, page 1

7. We note your reference to a "Memorandum." In future filings, please revise this reference to refer to the applicable periodic report that you are filing.

In future filings, the Company will revise this reference to refer to the applicable periodic report.

Overview of Business, page 1

8. Please provide us with the basis for your statement that your technology "can transform algae into oil in a matter of days." In doing so, please clarify if such a transformation is currently viable on a commercial basis.

The Company’s technology and process strives to transform algae into oil in a matter of days.  At this early stage, to prove the devices, the Company must build, sell and support its devices to companies developing such algae production systems.

A Modular Oil Producing System, page 4

9. We note your disclosure that you "will commercialize [your] technology through an integrated system of global partners...." In future filings, please disclose whether you have entered into any definitive agreements in this regard and, if so, describe these agreements in material detail.

As reported in the Company’s Form 10-Q for the period ending June 30, 2010, the Company disclosed its execution of an agreement with MBD Energy Limited.  The Company is working with MBD Energy to validate its technology.

Benefits of Algae Oil Production, page 5

A Complete Solution to Produce a New Oil, page 5

10. We note your reference to "OriginOil's complete, validated industrial process." However, your disclosure elsewhere, including on page six, indicates that you have not yet completed a prototype of your technology and only afterward will you be in a position to determine whether your technology is valid. In future filings, please revise your disclosure accordingly.

The Company is working with MBD Energy to validate its technology as the Company must build, sell and support its devices to companies developing such algae production systems.

11. In future filings, please disclose the methods of competition in your industry. See Item 101(h)(4)(iv) of Regulation S-K.

In future filings, the Company will disclose the methods of competition in its industry

Government and Environmental Regulation, page 6

12.           We note your disclosure under this heading that you "are not aware of any existing or probable government regulations that would negatively impact... [y]our operations." However, we also note your risk factor disclosure on page nine to the effect that your "industry...is subject to economic and other regulations that may have an adverse affect on the entire industry and subsequently our business." In future filings, please describe under this heading the regulations to which you refer in your risk factors section and discuss the potential effects of these and other probable regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K.

The Company’s business model is based on licensing its technology to OEMs who will build, install and operate algae production systems in varied applications for bio-fuels, bio-chemicals, and animal feed and human nutritional feedstocks.  The Company is not in the business of producing and marketing oil or fuel, based on algae, as an end product, nor of building machinery for customers to build production facilities or refining plants.  As a result, the Company’s business will not be subject to government regulation for the production, distribution, and/or use of its technology.

If government regulations on the electrical industry or fossil fuel industry were enacted, it may affect the outlook for oil from algae.  In future filings, the Company will describe probable regulations on its business, if any, and its industry.

Item 1A. Risk Factors, page 7

Risks Related to OriginOil's Business and Financial Condition, page 7

OriginOil Will Need to Increase the Size of Its Organization, and May Experience Difficulties in Managing Growth. page 8

13. In future filings, please disclose the basis for your disclosure that you "expect to experience a period of significant expansion in headcount, facilities, infrastructure and overhead and anticipate that further expansion will be required to address potential growth and market opportunities" or otherwise appropriately qualify or contextualize this disclosure. We note, for example, that you have not yet proven the validity of your technology, you have produced no revenues to date, and your auditor has expressed substantial doubt about your ability to continue as a going concern.

In future filings, the Company will disclose the basis for its disclosure that it expects to experience a period of significant expansion in headcount, facilities, infrastructure and overhead.

Risks Relate to OriginOil's Common Stock and Its Market Value, page 10

14. In future filings, please revise the risk factor under this heading to indicate whether trading in your common stock is presently subject to the penny stock rules.

In future filings, the Company will revise the risk factor to indicate whether trading in its common stock is presently subject to the penny stock rules.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

15. In future filings please include a discussion and a timeline of the milestones you must achieve before you are able to generate revenues. Provide a detailed analysis of the costs of each step and how you intend to finance these costs.

As disclosed in the Form 10-Q for the quarter ended June 30, 2010, the Company entered into a contract with MBD Energy Limited. With the shipment of these products, the Company will recognize its first revenue in its fourth fiscal quarter.

Liquidity and Capital Resources, page 13

16. We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. In future filings, please disclose how you anticipate continuing as a going concern over the next twelve months, including whether you have already secured additional financing through the issuance of equity or debt, and indicate how long you anticipate continuing based on your cash on hand at the end of the applicable period.

The Company disclosed in the Form 10-Q for the period ended September 30, 2010:

We believe, if we continue on our current research and development schedule as we develop the next phases of our technology, we will only be able to continue until the end of 2010.   To continue our research and development schedule, we will have to continue to sell equity securities or find an alternate funding source.

Item 9A(T). Controls and Procedures, page 14

17           Please amend your Form 10-K to provide the disclosure required byItem 307 of Regulation S-K.

The Company will amend its Form 10-K to provide the disclosure in Exhibit A hereto.

Item 9A(T). Controls and Procedures, page 14

Management's Report on Internal Control over Financial Reporting, page 14

18. We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(t) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules. In future filings, please revise your disclosure to include the full definition of internal control over financial reporting or simply state that your management concluded on the applicable date that your internal control over financial reporting was or was not effective.

In future filings, the Company will revise its disclosure to state that its management concluded on the applicable date that its internal control over financial reporting was or was not effective.

Item 10. Directors, Executive Officers and Corporate Governance. page 14

19. In future filings, please disclose whether you have adopted a code of ethics, as defined in Item 406(b) of Regulation S-K, and if not, please explain you reasons for not doing so. If you have adopted a code of ethics, please tell us how you intend to satisfy your obligations to file as an exhibit, post on your website, or undertake to provide investors a copy of your code of ethics. See Item 406(c) of Regulation S-K.

The Company will adopt a code of ethics and in a future filing, explain how it will satisfy its obligations pursuant to Item 406(c) of Regulation S-K.

Executive Officers, Directors, and Key Employees, page 14

20. In future filings, please discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that each board member should serve as a director at this time, in light of your business and structure. See Item 401(e) of Regulation S-K.

In future filings, the Company will discuss the specific experience, qualifications, attributes or skills that has led it to the conclusion that each board member should serve as a director at this time, in light of its business and structure.

Item 11. Executive Compensation, page 16

21. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company does not believe that it has any risks arising from its compensation policies and practices for its employees that are reasonably likely to have a material adverse effect on the registrant.  The Company does not have any policies where employees are compensated as a result of sales volume or net income.

Election and Compensation of Directors, page 16

22. We note that in 2009 you granted warrants to your independent directors. In future filings, please provide the tabular disclosure required by Item 402(r) of Regulation S-K regarding your directors' compensation for the last completed fiscal year.

In future filings, the Company will provide the tabular disclosure required by Item 402(r) of Regulation S-K regarding its directors' compensation.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 17

23. We note from page 16 that on July 1, 2009, you adopted the OriginOil 2009 Incentive Stock Plan under which you had 15,000,000 shares of common stock available for issuance. In future filings, please provide the tabular disclosure required by Item 201(d) of Regulation S-K.

In future filings, the Company will provide the tabular disclosure required by Item 201(d) of Regulation S-K for its incentive plan.

Item 15. Exhibits. page 17

24. Please file as an exhibit to your next Exchange Act report your 2009 Incentive Stock Plan described on page 16. See Item 601(13)(10)(iii)(A) of Regulation S-K.

The Company filed its 2009 Incentive Stock Plan as an exhibit to its Form 10-Q for the quarter ended September 30, 2010.

Signatures, page 18

25. Please amend your Form 10-K to indicate the date(s) on which each individual signed your Form 10-K.

The Company will amend its Form 10-K to indicate the date(s) on which each individual signed its Form 10-K

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 2. Management's Discussion and Analysis or Plan of Operation, page 9  Recent Developments, page 14

26. We note your disclosure under this heading that your "Single-Step Extraction" System... is scheduled for delivery under a firm Purchase Order of 1 June 2010" and that "[t]he shipment of these products will generate [y]our first revenue in the third quarter." Please tell us what you consideration you gave to filing a Form 8K reporting the receipt of your first purchase order and the other agreements described under this heading and to filing such agreements as exhibits. Please note that we may have further comments upon reviewing your response.

The Company does not believe that the agreement with MBD Energy Limited is a material definitive agreement not made in the ordinary course of business.  The first research phase, totaling $108,000, is to be supplied on a one-year lease-to-own basis.  The $108,000 is not material when compared to the Company’s expenses and will not cause the Company to generate a profit in 2010 or 2011.  This contract with MBD Energy Limited is being used by the Company to validate its technology

Item 6. Exhibits, page 17

27. In future filings, please file the certifications as exactly set forth in Item 601(b)(31)(i) of Regulation, which should not include references to "small business issuer" or contain other variations from the required text in paragraphs 4, 4(a), 5, 5(a), and 5(b). Please also comply with this comment in your future Forms 10-K,

The Company has filed its certifications as exactly set forth in Item 601(b)(31)(i) and will continue to do so in future filings.

Sincerely,

/s/ Peter DiChiara

Peter DiChiara

EXHIBIT A

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of December 31, 2009. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that our disclosure and controls are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure

Changes in internal controls

There were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of December 31, 2009, which was the end of our fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process, documentation, accounting policies, and our overall control environment.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation pursuant to temporary rules of the Securities and Exchange Commission.